MONTHLY REPORT - APRIL, 2006
                                Global Macro Trust
                 The net asset value of a unit as of April 30, 2006
                  was $1,089.67, up  3.8% from $ 1,049.44 per unit
                               as of March 31, 2006.

                                     Managing           Unit
                                      Owner            Holders          Total
Net Asset Value (415,062.781      $   5,125,264     430,459,386     435,584,650
   units) at March 31, 2006
Addition of 8,895.841 units on           33,507       9,302,161       9,335,668
   April 1, 2006
Redemption of 3,739.588 units on             (0)     (4,074,917)     (4,074,917)
   April 30, 2006
Net Income (Loss) - April, 2006         272,099      16,919,596      17,191,695
                                    -----------  --------------  --------------
Net Asset Value at April 30, 2006 $   5,430,870     452,606,226     458,037,096
                                    ===========  ==============  ==============
Net Asset Value per Unit at
April 30, 2006 (420,345.681 units
inclusive of 126.647 additional
units.)                                          $     1,089.67


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 11,570,612      24,785,565

      Change in unrealized gain (loss) on open       10,854,837      33,880,971
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                            (7,400)       (222,853)


   Interest income                                    1,599,939       5,898,848

   Foreign exchange gain (loss) on margin              (222,210)       (118,593)
      deposits

Total: Income                                        23,795,778      64,223,938

Expenses:
   Brokerage commissions                              2,636,505      10,038,077

   20.0% New Trading Profit Share                     3,834,527       6,202,873

   Administrative expense                               133,051         530,185


Total: Expenses                                       6,604,083      16,771,135

Net Income (Loss) - April, 2006                    $ 17,191,695      47,452,803


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                       May 8, 2006



Dear Investor:

Global Macro Trust ("GMT") was up 3.83% for April, 2006. Year-to-date the Trust is up 11.41%

Metals prices continued to surge in April and metals trading was the most profitable portfolio sector. Interest rate, stock index and energy futures were also profitable. Currency trading was unprofitable and trading of agricultural commodities produced a small loss.

Both precious and industrial metals prices again registered strong gains in April. Long positions in silver, gold, copper, zinc, nickel, aluminum and tin were profitable. Long positions in lead and platinum were flat.

Global interest rates rose in April, and short positions were profitable in Japanese, British, Canadian, German, Australian and U.S. bonds and notes. Short positions in European short-term rates were also profitable. Short positions in five other interest rate futures were flat.

In the stock index portfolio sector, long positions were profitable in the Taiwanese, Australian, South African, German, British, Dutch and Dow Jones Industrial and S&P 500 indices. Very small losses were sustained on long positions in the French, Spanish, Swedish and the NASDAQ 100 indices. Long positions in the European STOXX, Italian, Japanese and Canadian indices were flat.

In the currency portfolio sector the dollar was weak and profits on long positions in the Brazilian real, Canadian dollar, Korean won, Polish zloty, Singapore dollar, Turkish lire and South African rand were outweighed by losses on short positions in the Swiss franc, Czech koruna, euro, Hungarian forint, Indian rupee, Japanese yen, Norwegian krone and Swedish krona, and on long positions in the Mexican peso and Australian dollar. Trading in the New Zealand dollar and British pound was flat. In non-dollar cross rate trading, losses on long positions in the euro versus the Swiss franc and Swedish krona narrowly outweighed a gain on a long position in the British pound versus the yen. Trading in fourteen other crosses was flat.

The sizes of our energy positions remained relatively small due to the continued volatility in energy prices. Long positions in London gas oil, Brent and WTI crude oil and Tokyo gasoline and kerosene were profitable. Long positions in heating oil and unleaded gasoline produced small losses, and natural gas trading was unprofitable.

In the agriculturals, a small loss was sustained in grain trading, and tropical soft commodities and livestock were flat.


                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman